

September 1, 2010

T. Kelly Mann
Chief Executive Officer
Mediware Information Systems, Inc.
11711 West 79th Street
Lenexa, KS 66214

> **Re:** **Mediware Information Systems, Inc.**
> **Form 10-K/A for Fiscal Year Ended June 30, 2009**
> **Filed November 3, 2010**
> **File No. 001-10768**

Dear Mr. Mann:

We have reviewed your response letter dated August 17, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K/A for Fiscal Year Ended June 30, 2009

Item 11. Executive Compensation

Compensation Discussion and Analysis

Compensation Elements

1. To the extent that you elect to include a Compensation Discussion and Analysis section in future filings, please consider clarifying your disclosure, consistent with your supplemental response to prior comment 1. In your response to prior comment 1, you state that the compensation committee has not used information about other companies' practices to justify or provide the framework for its compensation decisions or to directly assess the comparability of the company's executive compensation. However, your disclosure, which states that the compensation committee "believes that the base salary, cash bonus and equity elements of your executive compensation program are set at levels

T. Kelly Mann
Mediware Information Systems, Inc.
September 1, 2010
Page 2

that, in the aggregate . . . represent an attractive compensation package, competitive with employers with which we compete for executive talent, other technology companies and larger organizations that have similar operations to us" suggests otherwise.  Other examples include the statements that, "The Compensation Committee continues to assess our executive compensation program and attempts to provide an aggregate compensation package that is competitive with what our executives could earn elsewhere;" and "The Compensation Committee sets targets at levels that it believes are competitive with the market and intended to provide the significant motivation to achieve our goals."  Further, should you continue to describe your compensation practices as competitive, consider providing additional context as to how competitiveness is defined, to help investors better understand your compensation practices.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Security Ownership of Certain Beneficial Owners and Management

2.      We have reviewed your response to prior comment 3; since we understand based on a conversation with your Chief Legal Officer that Bares Capital Management has subsequently reduced its holding below the five percent level, we will not pursue this matter further.

You may contact Stephani Bouvet at (202) 551-3545 if you have any questions regarding the above comments.  If you need further assistance, you may contact me at (202) 551-3762.

Sincerely,


Mark P. Shuman
Branch Chief – Legal